Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

SEC
Mail Processing
Section

DEC 05 2008

Washington, DC
101

08006209

28 November 2008
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No 22/2008.

SUPPL

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

PROCESSED
DEC 12 2008
THOMSON REUTERS

Encl.

Announcement No. 22/2008
28 November 2008

To the shareholders of Coloplast A/S

28 November 2008

We have the pleasure of inviting you to attend the Annual General Meeting of Coloplast A/S, which will be held on

Wednesday, 17 December 2008 at 16.00

at the premises of Coloplast at Holtedam 3, Humlebæk, Denmark (Aage Louis-Hansen conference facilities).

From **15.00 - 15.30**, before the formal proceedings of the Annual General Meeting start, there will be a shareholders' meeting at which our CEO Lars Rasmussen will present our new mission, corporate values and vision, followed by a short introduction to the Company's global production organisation presented by Allan Rasmussen, Senior Vice President, Global Operations.

In the break from 15.30 - 16.00, we will serve coffee, tea and cake. There will be no refreshments after the Annual General Meeting.

The General Meeting will be opened by the Chairman of the Board of Directors and will be presided over by a chairman appointed by the Board of Directors. The General Meeting will be webcast to the shareholders at www.coloplast.com.

Agenda of the General Meeting

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit according to the adopted annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board or Directors or shareholders.

   Proposals from the Board of Directors:

   (a) Amendments to the Company's Articles of Association
   For your information, we enclose a copy of the provisions of the existing Articles of Association of Coloplast A/S which are subject to the proposed amendments under items (a) and (b).

   Article 3(1)
   to be amended to read as follows:
   "The total share capital of the Company is DKK 230 million, of which DKK 18 million is A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 212 million is B shares divided into shares of DKK 5.00 each."

   This is merely a specification of the Company's share capital.

Article 4 B(1)
to be amended to read as follows:
"The authority conferred on the Board of Directors by Article 4 A shall be valid until the Annual General Meeting in 2010."

This is merely an extension of the authority conferred on the Board of Directors.

(b) Reduction of the Company's share capital

Since the Annual General Meeting held on 18 December 2007 the Company has acquired treasury shares. The Board proposes to the Annual General Meeting that the Company's share capital be reduced by a nominal amount of DKK 5 million of the Company's holding of treasury shares and that these treasury shares be cancelled.

Pursuant to section 44(2) cf. section 44 a(1) of the Danish Public Companies Act, it is disclosed that the purpose of the capital reduction is to pay the amount of the reduction to the Company in its capacity as owner of the shares as the amount will be transferred from non-distributable reserves to the Company's distributable reserves. The capital reduction will be effected at a price of DKK 402.70 per share, equal to the average price at which the Company acquired the shares.

Upon the approval of the reduction of the Company's share capital, the Board proposes to the Annual General Meeting that Article 3(1) of the Articles of Association be amended to read as follows:
"The total share capital of the Company is DKK 225 million, of which DKK 18 million is A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 207 million is B shares divided into shares of DKK 5.00 each."

(c) General guidelines for the Company's remuneration of members of the Board of Directors and the Executive Management

Proposal for the following amendments to the section on remuneration of the Executive Management:

"Economic profit and EBIT margin" in paragraph 3 is replaced by "value creation and profitability". The paragraph is amended to read as follows:
"As an element of the variable pay, members of the Executive Management may receive an annual bonus, subject to achievement of certain benchmarks. The bonus proportion varies among the members of the Executive Management, but is subject to a maximum of around 40% of the annual net salary. The actual bonus paid to each member of the Executive Management is disclosed in the Annual Report. At the date of adoption of these guidelines, the bonus benchmarks are based on value creation and profitability, but they may be changed by the Board of Directors. Any such change will be communicated in a stock exchange announcement."

Addition of a paragraph that reads as follows:
"Specifically for 2008/09, the Board of Directors is authorised to award members of the Executive Management an extraordinary number of options corresponding to three months' net salary. The options are awarded on unchanged terms and conditions at the beginning of January 2009."

The guidelines are otherwise unchanged.

The amended guidelines are enclosed as an appendix and are also available on the Company's website.

(d) Grant of authority to the Company's Board of Directors to allow the Company to acquire treasury shares representing up to 10% of the Company's share capital pursuant to the provisions of section 48 of the Danish Public Companies Act.

The highest and lowest amount to be paid for the shares is the price applicable at the time of purchase +/-10%.

The authority shall be valid until the Company's Annual General Meeting to be held in 2009.

5. To elect Directors.

The Board of Directors proposes re-election of the following Directors:

Mr. Michael Pram Rasmussen, Director (Chairman)
Mr. Niels Peter Louis-Hansen, BCom (Deputy Chairman)
Mr. Sven Håkan Björklund, Director
Mr. Per Magid, Attorney
Mr. Torsten E. Rasmussen, Director
Mr. Jørgen Tang-Jensen, Director
Ms. Ingrid Wiik, Director

For further information on the members of the Board, pleaser refer to Coloplast's website www.coloplast.com or contact the Shareholder Secretariat by telephone at +45 4911 3621.

6. To elect an auditor.

The Board proposes re-election of PricewaterhouseCoopers Statsautoriseret Revisionsaktieselskab as the Company's auditor.

7. Any other business.

Adoption of the amendments to the Articles of Association proposed under items 4 (a) and (b) is subject to at least 50% of the share capital being represented at the General Meeting and to the resolutions being adopted by not less than two-thirds of the votes cast as well as of the voting share capital represented at the General Meeting, cf. Article 11 (1) and (2) of the Articles of Association.

If the required share capital is not represented at the Annual General Meeting, and the proposed resolution is not adopted by two-thirds of the votes cast, such resolution cannot be passed. If the proposed resolution obtains a majority of two-thirds of the votes cast, the Board of Directors will convene an Extraordinary General Meeting within two weeks, and if the proposed resolution obtains a majority of at least two-thirds both of votes cast and of the voting share capital represented at such General Meeting, it is passed irrespective of the share capital represented.

No other proposals have been tabled by the Board of Directors or by shareholders for discussion at the Annual General Meeting.

Admission cards for the Annual General Meeting can be requested by filling in and sending the attached form, which may also serve to give proxy. The form must be received by Aktiebog Danmark A/S not later than Monday, 15 December 2008 at 16.00.

Admission cards can also be ordered via www.coloplast.com, and shareholders may give proxy via the website as well.

The total share capital of the Company is DKK 230 million, of which DKK 18 million is A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 212 million is B shares divided into shares of DKK 5.00 each.

The Articles of Association prescribe as follows concerning voting rights in the Company:

Article 9

Any shareholder shall be entitled to attend the General Meeting provided that not later than three days before the General Meeting the shareholder has obtained an admission card for himself/herself and any adviser at the office of the Company against production of evidence of the shareholder's shareholding or with reference to its registration.

Anyone who has acquired his/her shares through transfer shall only be entitled to exercise his/her voting right in respect of the shares concerned if

(1) the shares have been entered in the register of shareholders, or

(2) the shareholder has notified and produced evidence of his/her acquisition

prior to the convening of the General Meeting concerned.

A shareholder who has acquired shares in any other manner cannot exercise his/her voting right in respect of the shares concerned unless the shareholder has been entered in the register of shareholders or has notified the Company about and produced evidence of this acquisition.

However, shareholdings for which no voting right may be exercised by virtue of subarticle (2) shall be deemed to be represented at the General Meeting if the shares have been entered in the register of shareholders prior to the General Meeting or the shareholder has notified and produced evidence of his/her acquisition.

Each A share of DKK 5.00 shall entitle the holder to ten votes and each B share of DKK 5.00 shall entitle the holder to one vote.

Voting rights may be exercised through a proxy, who shall produce a written and dated instrument appointing the proxy. Such instrument cannot be issued for a period exceeding one year at a time.

The Company has appointed Nordea as custodian bank. The Company's shareholders may exercise their financial rights through this bank.

The Board of Directors

Appendices

Re items 4 (a) and (b) of the agenda
Proposed amendments to the Company's Articles of Association

Existing wording	*Proposed amendments*
Article 3(1) The share capital of the Company is DKK 18 million A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 212 million B shares divided into shares of DKK 5.00 each.	***Article 3(1)*** *The total share capital of the Company is DKK 230 million, of which DKK 18 million is A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 212 million is B shares divided into shares of DKK 5.00 each.*

This is merely a specification of the Company's share capital.

Upon approval of the reduction of the Company's share capital by the Annual General Meeting referred to under item 4 (b) of the agenda, the following amendment will be made upon expiry of the statutory notice period:

Existing wording	*Proposed amendments*
	The total share capital of the Company is DKK 225 million, of which DKK 18 million is A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 207 million is B shares divided into shares of DKK 5.00 each.
Article 4 B(1) The authority conferred on the Board of Directors in Article 4 A shall be valid until 17 December 2008.	***Article 4 B(1)*** *The authority conferred on the Board of Directors in Article 4 A shall be valid until the Annual General Meeting in 2010.*

This is merely an extension of the authority conferred on the Board of Directors.

Re item 4 (c) of the agenda
General guidelines for the Company's remuneration of members of the Board of Directors and the Executive Management

Board of Directors
Members of the Board of Directors receive a fixed annual fee. The Chairman and Deputy Chairman of the Board of Directors receive a supplement to this fee. The amounts of fees and supplements are approved by the shareholders and disclosed in the annual report. Fees are fixed based on a comparison with fees paid by other companies.

Members of the Board of Directors receive no incentive pay.

Executive Management
The Chairman and Deputy Chairman of the Board perform an annual review of the remuneration paid to members of the Executive Management.

The remuneration paid to members of the Executive Management consists of a fixed and a variable part. The fixed pay consists of a net salary, pension contribution and other benefits. The value of each of those components is disclosed in the annual report for each member of the Executive Management.

As an element of the variable pay, members of the Executive Management may receive an annual bonus, subject to achievement of certain benchmarks. The bonus proportion varies among the members of the Executive Management, but is subject to a maximum of around 40% of the annual net salary. The actual bonus paid to each member of the Executive Management is disclosed in the Annual Report. At the date of adoption of these guidelines, the bonus benchmarks are based on value creation and profitability, but they may be changed by the Board of Directors. Any such change will be communicated in a stock exchange announcement.

Another element of the variable pay is made up of options and is intended to ensure that the Executive Management's incentive correlates with creation of shareholder value. The option plan is revolving and not subject to achievement of defined benchmarks.

Members of the Executive Management are awarded a number of options each year with a value equal to three months' net pay. The value is calculated in accordance with the Black Scholes formula. Options are awarded with a strike price which is 15% higher than the market price at the award date, and members of the Executive Management pay 5% of the Black Scholes value to the Company as consideration for the options. The options have a term of five years and are exercisable after three years. For tax purposes, the terms of the award entail that the gain is taxed as share income while the costs of the award are not tax-deductible for the Company. The number of options awarded to each member of the Executive Management and their value is disclosed in the Annual Report. Options in the Executive Management share option plan are covered by the Company's holding of treasury shares.

Specifically for 2008/09, the Board of Directors is authorised to award members of the Executive Management an extraordinary number of options corresponding to

three months' net salary. The options are awarded on unchanged terms and conditions at the beginning of January 2009.

In addition, the Chairman and Deputy Chairman of the Board of Directors perform an annual review of the remuneration paid to members of the Executive Management relative to the managements of other Danish companies.

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301/+45 3085 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922/+45 3085 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

END